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                                                         SEC FILE NUMBER
                                                             0-29794
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                                                          CUSIP NUMBER
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
             |_| Form N-SAR |_| Form N-CSR

                  For Period Ended: September 30, 2006

                  |_|   Transition Report on Form 10-K
                  |_|   Transition Report on Form 20-F
                  |_|   Transition Report on Form 11-K
                  |_|   Transition Report on Form 10-Q
                  |_|   Transition Report on Form N-SAR

                  For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

PubliCARD, Inc.
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Full Name of Registrant

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Former Name if Applicable

One Rockefeller Plaza, 14th Floor
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Address of Principal Executive Officer (Street and Number)

New York, New York  10020
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported in PubliCARD, Inc.'s (the "Company") Annual Report on Form 10-K for the year ended December 31, 2005 and subsequently filed Quarterly Reports on Form 10-Q, the Company has incurred operating losses, a substantial decline in working capital and negative cash flow from operations for a number of years, the Company has experienced a substantial reduction in its cash and short term investments, and management believes that existing cash and short-term investments will not be sufficient to permit the Company to continue operating in the near future, which would likely result in the Company ceasing operations, and resulting in the Company's inability to continue as a going concern. As a result of this severe financial situation, the Company has an extremely limited number of members of management, and management has been devoting substantially all of its time to attempting to address this financial situation (although there is no assurance that these efforts will be successful). Accordingly, the Company is experiencing delays in compiling certain required information necessary for the completion of its Quarterly Report for the quarter ended September 30, 2006 (the September 1O-Q"). As a result, the Company represents that it could not, without unreasonable effort or expense, timely file the September l0-Q. The Company represents that the September 10-Q will be filed no later than the fifth calendar day following the date on which it was due.


                  Persons who are to respond to the collection of information contained in this form are not required to respond unless the
SEC 1344 (05-06)  form displays a currently valid OMB control number.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Joseph Sarachek                    212                  332-4011
      --------------------------------------------------------------------------
           (Name)                    (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  Yes |_| No |X|

                                 PubliCARD, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 14, 2006                                By /s/ Joseph Sarachek
                                                         -----------------------
                                                         Joseph Sarachek
                                                         Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).